UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TORM A/S

(Name of Issuer)

Common Shares, par value 0.01 Danish Kroner per share

(Title of Class of Securities)

891072100**

(CUSIP Number)

**CUSIP number of American Depositary Shares listed on the NASDAQ Stock Market.

The Common Shares are not publicly traded in the United States.

Jesper Stahl

Nordea Bank AB (publ)

c/o Nordea Bank Danmark A/S

Christianbro, Standgade 3, PO Box 850

0900 Copenhagen, Denmark

Tel: +45 33 33 67 78
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person Nordea Bank AB (publ)

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nordea Bank AB (publ) is a public limited company legally domiciled in Sweden.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 82,111,087
	8.	Shared Voting Power 82,111,087
	9.	Sole Dispositive Power 82,111,087
	10.	Shared Dispositive Power 82,111,087

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,111,087
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person BK

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CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person Nordea Bank Danmark A/S

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nordea Bank Danmark A/S is incorporated and legally domiciled in the Kingdom of Denmark.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 82,111,087
	8.	Shared Voting Power 82,111,087
	9.	Sole Dispositive Power 82,111,087
	10.	Shared Dispositive Power 82,111,087

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,111,087
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person BK

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CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person Nordea Bank Finland Plc

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nordea Bank Finland Plc is legally domiciled in Finland.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,963,386
	8.	Shared Voting Power 12,963,386
	9.	Sole Dispositive Power 12,963,386
	10.	Shared Dispositive Power 12,963,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,963,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person BK

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ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2012 by the Reporting Persons and constitutes an exit filing by Nordea Bank Finland Plc. This Amendment, and the Original Schedule 13D, relate to the Common Shares, par value 0.01 Danish Kroner per share (the “Common Shares”) of Torm A/S, a Danish company with company registration number CVR 22460218 and registered address at Tuborg Havnevej 18, DK 2900 Hellerup, Denmark (the “Issuer”). The principal executive office and mailing address of the Issuer is Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D is not amended or supplemented in any respect.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 as previously filed is amended to add the following:

Following the extraordinary general meeting (the “EGM”) to amend the Articles of Association of the Issuer, held on January 9, 2013, the Reporting Persons disclaim membership in a “group” with the other parties to the Restructuring Agreement, filed as Exhibit 99.2 to the Original Schedule 13D. The Reporting Persons are no longer subject to any obligation to vote in favor of the resolutions associated with amending the Issuer’s Articles of Association at the EGM as described in the Original Schedule 13D.

The Reporting Persons continue to maintain that it is not the intent of the Reporting Persons to control the Issuer following the EGM. The Reporting Persons and each of the parties to the Restructuring Agreement continue to agree that to the extent they remain Restructuring Shareholders, until the conclusion of the ordinary general meeting of the Issuer in 2014, each will use their respective influence as independent shareholders to achieve an independent board composition for the Board of Directors of the Issuer. The Reporting Persons are not party to any additional ongoing agreements with respect to the voting of Common Shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 as previously filed is amended to state the following:

(b)	Nordea

As of January 9, 2013, Nordea beneficially owns and has shared power to vote 82,111,087 Common Shares, representing 11.3% of the issued and outstanding Common Shares. Nordea has the sole power to vote and dispose of, 82,111,087 Common Shares, representing 11.3% of the issued and outstanding Common Shares. Both Nordea Denmark and Nordea Finland are wholly-owned subsidiaries of Nordea.

Nordea Denmark

As of January 9, 2013, Nordea Denmark beneficially owns and has shared power to vote 82,111,087 Common Shares, representing 11.3% of the issued and outstanding Common Shares. Nordea Denmark has the sole power to vote and dispose of, 82,111,087 Common Shares, representing 11.3% of the issued and outstanding Common Shares. Nordea Denmark is the Nominated Affiliate of Nordea Finland.

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Nordea Finland

As of January 9, 2013, Nordea Finland beneficially owns and has shared power to vote 12,963,386 Common Shares, representing 1.8% of the issued and outstanding Common Shares. Nordea Finland has the sole power to vote and dispose of, 12,963,386 Common Shares, representing 1.8% of the issued and outstanding Common Shares. This Amendment constitutes an exit filing for Nordea Finland, who ceased to be the beneficial owner of more than 5.0% of the Common Shares on January 9, 2013, which terminates Nordea Finland’s obligation to further amend the Schedule 13D.

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2013

Nordea Bank AB (publ)

By:	/s/ Lotte Dueholm
Name: Lotte Dueholm
Title: Senior Legal Counsel

By:	/s/ Jes Herbert
Name: Jes Herbert
Title: Senior Legal Counsel

Nordea Bank Danmark A/S

By:	/s/ Jesper Stahl
Name: Jesper Stahl
Title: V.P.

By:	/s/ Henrik P. Smidt
Name: Henrik P. Smidt
Title: V.P.

Nordea Bank Finland Plc

By:	/s/ Jesper Stahl
Name: Jesper Stahl
Title: V.P.

By:	/s/ Henrik P. Smidt
Name: Henrik P. Smidt
Title: V.P.

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Exhibit index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of November 13, 2012, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 13, 2012).
99.2	Power of Attorney

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